Exhibit 4.23

3 July 2015	Barclays Corporate Secretariat Level 29 1 Churchill Place London E14 5HP

Ms Diane Schueneman	Tel 020 7116 8099 Fax 020 7116 7785

lawrence.dickinson@barclays.com

Dear Diane

I am pleased to confirm the details of your appointment as an independent non-executive Director of Barclays PLC and Barclays Bank PLC (“the Companies” or “Barclays”) with effect from 25 July 2015.

1.	Terms of Your Appointment

Your appointment term will be for up to six years, subject to annual re-election by shareholders (see below). On or before the sixth anniversary of your appointment the Chairman will agree with you whether it is appropriate for you to continue to seek shareholder re-election to serve for up to another three years. In addition, you will also have an annual review with the Chairman of your performance as a non-executive Director. The Board has also adopted a formal system of self-evaluation, which is currently carried out annually.

Your appointments are being made by the Directors in accordance with the Articles of Association of the Companies. As with all of the Directors, you will be required to seek re-election by shareholders at the Barclays PLC AGM each year in accordance with the UK Corporate Governance Code.

Your appointment may be terminated by Barclays on six months’ notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not elect or re-elect you whenever you stand for election or re-election, and/or if you are removed from office by the shareholders. The Board shall also reserve the right to reconsider your appointment as a Director and therefore to terminate your appointment forthwith without any entitlement to notice or payment should there be any material change to your personal circumstances that the Board believes may affect your appointment as a Director of Barclays PLC and/or Barclays Bank PLC. A material change shall include, but not be limited to, the following:

•	where you are appointed to any other company, corporate body or other entity (internal or external), or have any other significant commitment which has not been agreed in advance with the Board;

•	where you are guilty of any serious misconduct or any conduct does or is calculated to or is likely to bring any member of the Barclays Group or you into disrepute;

•	where you become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors;

•	where you are convicted of any criminal offence (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);

•	where you become prohibited by law from being a director;

•	where you are guilty of any material breach or material non-observance of any of the provisions of this letter or its schedules or the rules of any applicable regulatory authority, or are guilty of any serious negligence in carrying out your duties under this letter; or

•	where you are unable to perform your role due to illness or disability for a period of no fewer than 36 working days in any period of 12 months (provided that the Board will not exercise its rights to terminate your appointment forthwith in this circumstance without first notifying you and considering any representations you may have).

Where such a material change occurs, you must inform the Chairman as soon as possible.

Should you wish to resign your appointment, you are required to give Barclays not less than six months’ notice.

On termination of your appointment you shall:

•	at Barclays’ request resign from your office as a Director of Barclays and all offices held by you in any Group company; and

•	deliver to Barclays all documents, records, papers or other company property which may be in your possession or under your control, and which related in any way to the business affairs of Barclays, and you shall not retain any copies thereof.

2.	Fees

As a non-executive Director you will receive a fee of £80,000 per annum, payable monthly in arrears by direct credit into your nominated bank account after the deduction of tax and other statutory deductions. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £30,000 of your non-executive Director fee, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and July/August, after the announcement of the Companies’ full and half-year financial results. These shares will be held on your behalf until you leave the Board. Enclosed with this letter is an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you are asked to sign and return.

The fees may be subject to any amendment or qualification as required by any law, regulation or regulatory authority. The Board (with the non-executive Directors abstaining) reviews the level of fees paid to non-executive Directors annually.

Any reasonable out of pocket expenses that you incur in performing your duties as a Director (travelling expenses in attending Board and Board Committee meetings etc.) will be reimbursed in accordance with our standard expenses policy.

3.	Role

Attached to this letter is a role profile for non-executive Directors, which has been agreed by the Board. The Board may change this role profile from time to time and the role profile as amended shall, once notified to you, be deemed to form part of this letter in place of the document attached.

You will be required to exercise your powers as a Director in accordance with the Company’s policies and procedures and internal control framework.

You will immediately report to the Chairman or to the Company Secretary your own wrongdoing or the wrongdoing or proposed wrongdoing of any employee or Director of which you become aware.

Any information relating to Barclays which you acquire in your role should be held securely and not disclosed to any third parties without my prior clearance, unless it has already become available to the public.

4.	Time Commitment

The Board normally meets formally 8 times a year, including a 1 1⁄2 day strategy session held each year, and will otherwise meet on an ad-hoc basis as required. Some of the meetings may be held overseas. The scheduled Board meeting dates for the remainder of the year have been provided to you. Please note that the number of ad-hoc meetings may increase significantly when the Board is required to address urgent matters as they arise between scheduled meetings. Directors are also expected to attend the Barclays PLC AGM, which is usually held at the end of April each year, and be available afterwards to meet with and answer questions from shareholders.

You will also be expected to make yourself available during your first year of appointment for the purpose of induction (further details below) and in future years for occasional Board training days.

Directors are expected to attend each meeting of the Board, including those called on an ad-hoc basis to discuss urgent matters, and to set aside sufficient time to consider the papers in respect of those meetings, which for scheduled meetings are normally sent to Directors in the week prior to the meeting.

The average time commitment for non-executive Directors as a whole is in the range of 30-36 days per year.

You have already disclosed to the Board your main existing commitments outside Barclays, and you should advise the Company Secretary on any changes to these. Any new commitments which you propose to undertake which could present a potential conflict of interest or which may impact on the time that you are able to devote to your role at Barclays, should be notified to the Company Secretary also so that they can be agreed in advance by the Board.

5.	Directors Share Qualification

Under Barclays PLC’s Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays PLC shares within two months of your appointment (i.e., on or before 24 August 2015). You must obtain clearance to deal before you acquire these or any Barclays PLC shares, and I will arrange this on your behalf once you let me know your intentions. If you would also like assistance in arranging to buy these shares, please let me know.

6.	Price sensitive information and dealing in Barclays’ securities

Your attention is drawn to the requirements under both law and regulation regarding the disclosure of price sensitive information, and in particular to the Disclosure and Transparency Rules of the UK Listing Authority and s52 of the Criminal Justice Act 1993 on insider dealing. You should avoid taking any action that might risk a breach of these requirements. If in doubt please contact me.

During your period of appointment you are required to comply with the provisions of the Group Share Dealing Code. A copy of the current Group Share Dealing Code adopted by Barclays will be provided to you separately.

7.	Induction, values and support

We will agree a suitable induction programme with you shortly, which will enable you to meet some of the key members of our senior management. We will also provide to you further briefing regarding your role, which will include your legal and regulatory duties as a Director and details of procedures regarding the disclosure of any conflicts of interest, data protection, the control of inside information and for obtaining clearance to deal in Barclays PLC shares.

The Barclays Values (Respect, Integrity, Service, Excellence and Stewardship) are a central part of everything we do. The Values form a critical part of how Barclays is changing, as well as our purpose and behaviours. You will be expected to act in accordance with the Values as a non-executive Director of Barclays, and, in particular, to follow our Code of Conduct (known as the Barclays Way). More information on this, and how we “live” the Values will be available as part of your induction.

On-going training and briefings will also be made available, including any topics that you may request.

The Company Secretary and Barclays Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as a Director of Barclays. Also, should you feel that there may be implications for you personally in carrying out any of the duties as a Director, you may, with our prior agreement, seek independent advice at Barclays expense.

8.	Indemnity

For the avoidance of doubt, the Boards have confirmed that as a Director of Barclays PLC and Barclays Bank PLC (and in respect of any directorship that you undertake at the express behest of Barclays) you have the benefit of and are able to rely upon the indemnity contained in Article 147 of the Barclays PLC Articles of Association and the identical wording in Article 143 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into this letter of appointment. Copies of the relevant Articles are attached for your ease of reference.

In outline, the effect of the Articles (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. A copy of the indemnity wording is attached to this letter. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

9.	Confidentiality

You will appreciate that the business of Barclays PLC and the Barclays Group is a specialised and competitive business and that during the course of your appointment you will have access to and have an intimate knowledge of the trade secrets and confidential information of Barclays PLC and the Barclays Group. You further acknowledge that the disclosure of any trade secrets or confidential information to actual or potential competitors of Barclays PLC and/or any Barclays Group Company would place Barclays PLC and/or the Barclays Group at a serious competitive disadvantage and would do serious damage, financial and/or otherwise, to its or their business and business development and would cause immeasurable harm.

You must neither during the term of your appointment (except in the proper performance of the duties of your office or with the express written consent of the Board) nor at any time (without limit) after the termination of your appointment except where disclosure is required by law, by an order of a competent court or by a regulatory body:

•	publish, divulge or communicate to any person, company, business entity or other organisation or to the media or any social media;

•	use for your own purposes or for any purposes other than those of Barclays PLC or the Barclays Group; or

•	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information.

These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by you of the provisions of this Letter or other default of yours.

All notes, memoranda, records and documents (in whatever form or media held) that you make during the term of your Appointment in performing your duties as non-executive Director will belong to the Barclays Group and will be handed over to Barclays together with any copies promptly from time to time on reasonable request of any Barclays Group Company and at the end of your appointment.

10.	Data Privacy

Barclays PLC and Barclays Bank PLC shall process your personal information for administrative and other purposes related to your appointment and the conduct of the business of the Barclays Group (the “Agreed Purposes”). Processing includes obtaining, holding, editing, destroying and disclosing your personal information to any Barclays Group company and/or any third parties (for example, insurers, banks and new Barclays Group companies following a business transfer or merger) for the Agreed Purposes (“Processing” or “Process”).

The Company may transfer your information to any Barclays Group company and/or any third parties (for example, insurers, banks and new Barclays Group companies following a business transfer or merger) in order to Process your personal information for the Agreed Purposes.

You agree to provide your personal information to Barclays PLC and Barclays Bank PLC and consent to the Processing of that information for the Agreed Purposes. This may include transfers to recipients based in another country to your place of appointment (either within or outside the European Economic Area).

This letter sets out the main terms of your appointment and on acceptance will constitute a contract for services. Would you please confirm your acceptance of the appointments as set out in this letter by signing the enclosed copy and returning it to me. Please let me know if you would like any further information in connection with these appointments.

I look forward to working with you.

Yours sincerely

Patrick Gonsalves

Deputy Company Secretary

Enclosures:

•	Agreement setting out details in respect of the remuneration in Barclays PLC shares, for signature and return;

•	Role profile for non-executive Directors; and

•	Article 147 of the Barclays PLC Articles of Association and Article 143 of the Barclays Bank PLC Articles of Association.

I agree to the terms and conditions of my appointment as a non-executive Director of Barclays PLC and Barclays Bank PLC as set out in this letter.